Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

On July 3, 2007, Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. ran the following advertisement in Chicago newspapers.

CME/CBOT MERGER: THE RIGHT TRADE FOR CBOT MEMBERS AND SHAREHOLDERS

We, the undersigned members of the Chicago Board of Trade, strongly support the strategic merger with the CME. A combination with the CME offers us substantial value from Day One and ensures future growth and prosperity for our exchange with less risk as a result of the CME Globex Platform and the Common Clearing Link:

WilliamAllen Robert Berry Paul Bisceglia Keith Bronstein Daniel Brophy Greg Brown Fred Brzozowski Thomas Cashman Bill Cournoyer James Czajkowski Mark aleiden Alec DiSanto Alec DiSanto, II John Donatelli Dennis Dorman Peter Dunne Rick Eisen Ge e Facchini Anthov’Flakjs Dennis Flynn David Goldberg Jack Grace oseph Griffin Robert G iftinf Bert Gutterman William Hage Sidney Hamper Tim Harrigan Joseph Hayes, Ji. Brian Hennessy atrick Hennessy Daniel Henning Pat Hillegass,/Ja Homan Bruce nson Chri hnson MattJ on Rob Keivan Myles Kerrigan Richard King Rodger Knight Neal Kottke Harlan Krumpfes Albert Lenkaitis J y acch elli Anthony Madia Laurence Mal ey Michael Manning Patri k cBride Ardel McKenna Tom Myron Jamin Nixon Ed nd O’Connor rtin O’Connor Thomas pazar Joseph Petito Gerald Petrow F. J. Proesel Henry Proesel, II Paul Reimann Mark Rowley omas Shu Lee Stern Robert Sullivan SeanSullivan Walter Sullivan ocks Brad Warning Stephen Wilkie Bruce Williams A. JohnYavari

cme Chicago Mercantile Exchange ( ChiCago Board of Trade For additional information. contact DF King & Co.. Inc. at 1-800-769-7666 For additional information, contact Georgeson. Inc. at 1-866-834-7793 The Choice Is Clear: Vote FOR the CME/CBOT Merger by July 9th! Forward-Looking Statements This advertisement may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for ‘forward-looking statements’ provided by the Private Securities Litigation Reform Act of 1995. The actual results or performance by CME or CBOT or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Information regarding the risks that may affect the parties performance and the performance of the combined company can be found in their filings with the Securities and Exchange Commission, including Item 1A of CMEs Annual Report on Form 10-K for the fiscal year ended December 31, 2006, their most recent quarterly reports on Form 10-Q and their definitive joint proxy statement/prospectus, as supplemented. Copies of said reports are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this advertisement. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this advertisement. Additional Information CMEand CBOT have filed a definitive joint proxy statement/prospectuswith the Securities and Exchange Commission (SEC) in connection with the proposed transaction, including a supplement. This advertisement is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is. and the supplement thereto and other documents filed or to be filed by CML and CBOT with the SEC are or will be, available free of charge at the SECs Web site (www.sec,gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Ill inois6O6O6,Attention: Beth Hausoul. CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CMEs directors and executive officers is available in CME’s proxy statement for its 2007 annual meeting of shareholders, dated March 17,2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC. CBOT and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOTs proxy statement for its 2007 annual meeting of stockholders, dated March 29,2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

Media Contacts
Anita Liskey, 312.466.4613
Allan Schoenberg, 312.930.8189
news@cme.com
www.cme.com/mediaroom

Investor Contact
John Peschier, 312.930.8491
FOR IMMEDIATE RELEASE	CME-G

CME Statement in Response to ICE’s CBOT Shareholder Letter

CHICAGO, July 3, 2007 — CME, the world's largest and most diverse derivatives exchange, has issued the following statement:

“ICE continues to try to play the role of a spoiler in the CME CBOT merger agreement and has offered nothing new to its proposal. Having been rejected by CBOT’s board not once but twice, ICE has yet to address the fundamental strategic and operational flaws in its proposed transaction. ICE has also put forward a speculative ERP offer that significantly undervalues those rights and which has not even been approved by CBOE members, let alone the Delaware court or CBOT members. As a result, the only option ICE has is to try to disrupt the CME and CBOT merger. The fact remains that a combined CME and CBOT offers greater long-term value for CBOT shareholders with lower risk, while offering customers of both exchanges significant benefits that ICE cannot match.”

CME (http://www.cme.com/) is the world's largest and most diverse derivatives exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly-owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE: CME) (NASDAQ: CME), which is part of the Russell 1000® Index and the S&P 500® Index.

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME's and CBOT's management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT's operations with CME's may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

More information regarding other risks that may affect the parties' performance can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and their most recent quarterly reports on Form 10-Q. Copies of said reports are available online at http://www.sec.gov/ or on request from the CME. You should not place undue reliance on forward- looking

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statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) and a supplement thereto in connection with the proposed transaction. This press release is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus, as supplemented, is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC's Web site (http://www.sec.gov/) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME's directors and executive officers is available in CME's proxy statement for its 2007 annual meeting of shareholders, dated March 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC.

Chicago Mercantile Exchange, CME, the globe logo, Globex, CME Clearing360 and E-mini are trademarks of Chicago Mercantile Exchange Inc. Further information about CME and its products is available on the CME Web site at http://www.cme.com/.

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